FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On May 17, 2015 the Registrant published immediate reports on the MAGNA site of the Israel Securities Authority and Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1)	Appointment of new director.

Upon the completion of Gabby Sarusi’s third three-year term as external director (which is the maximum permissible tenure under the Israeli Companies Law), the Board of Directors of the Company determined to fill the vacancy on the Board via appointment by the Board of Directors in accordance with Section 93 of the Company’s Articles of Association, and to appoint Mr. Doron Birger as a regular director at the Company, as of May 17, 2015 until the Company’s next annual general meeting of the shareholders.

Name: Doron Birger

Date of Birth: May 25, 1951

Previous positions at the Company prior to the appointment: None

Education: Mr. Birger holds a B.A. and an M.A. degree in economics from the Hebrew University, Jerusalem.

Major activities over the past five years:

2009-present:	chairman at five private companies in the fields of medical devices, internet and digital printing

2009-present:	consultant to technology companies

2010-2013:	manager of the Israeli operation of Landmark Ventures

Service as a director at other companies:

Mr. Birger currently serves as a director of Hadasit Bio-Holdings Ltd. and Icecure Medical Ltd, two life sciences companies publicly traded in Israel, and as chairman and director of several private companies in Israel in the high-technology sector mainly in the medical device field.

Mr. Birger is not an employee of the Company, nor of a subsidiary of the Company, nor of a company connected to the Company, nor of an Interested Party in the Company, nor is he a family member of another Interested Party in the Company.  Mr. Birger holds no securities of the Company.

The Board of Directors of the Company appointed Mr. Birger to each of the Audit Committee, the Compensation Committee and the Financial Statements Examination Committee of the Company.  The Company views Mr. Birger as a financial and economic expert and as ‘independent’ as such term is defined under the NASDAQ Stock Market rules.

2)	Authorization to convene special meeting of securities holders

On May 17, 2015, the Board of Directors of the Company authorized company management to convene a special meeting of the listed securities’ holders of the Company, to approve a change in the Company’s reporting format and to report to the Israel Securities Authority and Tel Aviv Stock Exchange solely in accordance with the U.S. securities regulation in accordance with Chapter E3 of the Israeli Securities Law, 5728-1968 (the “Law”) instead of in accordance with Chapter F of the Law, as currently done by the Company.  Management of the Company will act to serve notices of the meetings in the coming days.  The change in reporting format is subject to the approval by the listed securities’ holders of the Company and completion of the registration of the Company’s ADR program on the Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 18, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer